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                              November 16, 2020

       Gary Matthews
       Chief Executive Officer
       Seven Oaks Acquisition Corp.
       445 Park Avenue, 17th Floor
       New York, NY 10022

                                                        Re: Seven Oaks
Acquisition Corp.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted October
20, 2020
                                                            CIK No. 0001828672

       Dear Mr. Matthews:

                                                        We have reviewed your
draft registration statement and have the following comment.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to our comment and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1

       General

   1. As it appears that JonesTrading may be affiliated with the company through Jones
                                                        & Associates, please
tell us whether it intends to make a market in any of your securities.
                                                        If so, please amend the
filing to register the market-making activities of JonesTrading, including the footnote
to the fee table and alternate pages for the market-making
                                                        prospectus.
 Gary Matthews
Seven Oaks Acquisition Corp.
November 16, 2020
Page 2

       You may contact Eric Mcphee at 202-551-3693 or Robert Telewicz at 202-551-3438 if
you have questions regarding comments on the financial statements and related matters. Please contact Todd K. Schiffman at 202-551-3491 or Pam Long at 202-551-3765 with any other questions.



FirstName LastNameGary Matthews                           Sincerely,
Comapany NameSeven Oaks Acquisition Corp.
                                                          Division of
Corporation Finance
November 16, 2020 Page 2                                  Office of Real Estate
& Construction
FirstName LastName